Exhibit (e)(26)

AMENDMENT TO EMPLOYMENT AGREEMENT

This AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is entered into effective as of July 22, 2022, by and between Sharps Compliance Corp., a Delaware corporation (the “Company”), and Pat Mulloy (“Executive”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Employment Agreement (as defined below).

WHEREAS, the Company and Executive are parties to that certain letter agreement, dated April 1, 2022, setting forth the terms of Executive’s employment with the Company (the “Employment Agreement”);

WHEREAS, the parties hereto desire to amend the Employment Agreement as provided in this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to amend the Employment Agreement as follows:

1.
Amendments.

(a)
The following is hereby added to the end of Section 3(b) of the Employment Agreement:

Notwithstanding anything in this Section 3(b) to the contrary, you will not be required to repay the Sign-On Bonus upon your voluntary resignation following the occurrence of a Change in Control of the Company (as defined in the Stock Plan).

(b)
The following new Section 7(e) is hereby added to the Employment Agreement:

(e)
Change of Control Termination. If, within twenty-four (24) months following a Change in Control of the Company (as defined in the Stock Plan), your employment with the Company ends due to (i) your termination by the Company without Cause, (ii) your resignation for Good Reason (defined below), (iii) the Company’s election, pursuant to Section 2, not to renew the Term of this Agreement, or (iv) your death or Disability, then the Company will pay you (or, if applicable, your estate), in equal installments over an 18 month period in accordance with the Company’s payroll practices, commencing within 15 days after the termination of the term under the Consulting Agreement (as defined below) (or, in the event your employment ends due to your death or Disability, within 15 days after the effectiveness of the Release Agreement (as defined below)), an amount equal to $600,000 (representing 1.5 times your annualized base salary as in effect as of the date hereof) (such amount, the “Cash Severance”).  The Company’s obligation to pay the Cash Severance to you will be subject to (x) your (or, in the case of termination due to your death, a representative of your estate) execution and delivery of a release and waiver of claims in a form reasonably acceptable to the Company (“Release Agreement”) that becomes binding and irrevocable within 60 days of your termination date, (y) your continued compliance with Section 10 of the Employment Agreement, as amended and restated pursuant to this Amendment, and (z) except in the event of your death or Disability, your entry into a consulting services agreement with the Company, in a form mutually acceptable to you and the Company (“Consulting Agreement”), pursuant to which you will agree to provide transition support and consulting services to the Company (not to exceed twenty (20) hours per calendar month during term of the Consulting Agreement) for a period of six (6) months following your termination of employment in exchange for a payment to you of a consulting fee in the amount of $200,000 (the “Consulting Fee”), payable in equal monthly installments over such six (6)-month consulting term.  For avoidance of doubt, the Consulting Fee is in addition to the Cash Severance, but shall not be payable simultaneously. Company will deliver the Release Agreement and the Consulting Agreement to you within five (5) business days of your termination date.

For purposes of this Section 7(e), “Good Reason” means, without your consent: (i) the assignment to you of any duties materially inconsistent with your position, authority, duties, and/or responsibilities as President and Chief Executive Officer of the Company, provided, however, that you shall not have Good Reason to resign solely by virtue of the Company ceasing to be a publicly traded company; (ii) the relocation of your principal place of employment to a location outside of Houston, Texas; (iii) a reduction by the Company in the annualized base salary or annual target bonus opportunity as in effect on the date hereof or as the same may be increased from time to time; (iv) a reduction in your annual equity incentive opportunity; or (v) the Company’s material breach of the Employment Agreement (as amended by this Amendment). Notwithstanding the foregoing, in order for you to resign for Good Reason, you must provide written notice to the Company within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation and allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and, if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than sixty (60) days after the expiration of the cure period.

(c)
Section 10 of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

10.
Non-Competition and Non-Solicitation.

(a)
You acknowledge and agree that your services are of a special and unique nature; that the Company will be introducing you to important actual and potential Company clients, customers, investors, service providers, vendors, suppliers, business partners, and other relationships; and that the Company will be entrusting you with the goodwill of the Company and the Company’s Confidential Information.  As a precondition to, and in consideration of, the foregoing, which you agree are invaluable to you, you have voluntarily agreed to the covenants set forth in this Section 10.  You further agree and acknowledge that the limitations and restrictions set forth herein are reasonable in all respects; are not oppressive; are material and substantial parts of this Agreement; and are intended and necessary to prevent unfair competition and protect the Company’s Confidential Information, goodwill, and substantial and legitimate business interests.

(b)
You agree that during the period set forth in Section 10(c) below, you will not, without the prior written approval of the Board, directly or indirectly, for yourself or on behalf of or in conjunction with any other person or entity (other than the Company):

(i)
engage in or participate in any aspect of the Business, including but not limited to by directly or indirectly owning, managing, operating, joining, becoming an employee or consultant of, or otherwise being associated or affiliated with, any person or entity engaged in, or planning to engage in, any aspect of the Business within the Market Area;

(ii)
solicit, canvass, approach, entice, induce, or cause any actual or potential customer, vendor, consultant, supplier, or service provider of the Company, or any member thereof, to (A) cease, reduce, or lessen such person’s or entity’s business or relationship with the Company; (B) refrain from doing any business with the Company; or (C) deal with the Company on less favorable terms or conditions;

(iii)
solicit, canvass, approach, or do business with any person or entity that was a customer, vendor, consultant, supplier, or service provider of the Company, within the twelve (12) month period prior to such solicitation, canvassing, approach, or other business relationship;

(iv)
solicit, canvass, approach, entice, induce, or cause any employee, consultant, contractor, or service provider of the Company to terminate his, her or its employment or engagement therewith; or

(v)
solicit, canvass, approach, hire, retain, or do business with any individual who was an employee, consultant, contractor, or service provider of the Company within the twelve (12) month period prior to such solicitation, canvassing, approach, hiring, retention, or other business relationship.

(c)
You agree that the covenants in Section 10(b) will be enforceable during the Employment Term and for a period of twenty-four (24) months following the termination thereof, regardless of whether you resign or are terminated or the reason for such resignation or termination. You further agree that upon your violation of this Section 10, the Company’s obligation to pay any Consulting Fee or make any Severance Payments shall immediately cease.

(d)
For purposes of this Section 10, the following terms shall have the following meanings:

(i)
“Company” includes the Company and its subsidiaries and affiliates.

(ii)
“Business” shall mean the business and operations that are the same or similar to those performed by the Company during the Term, which such business and operations include (A) providing healthcare waste management services, and (B) any business or enterprise that the Company engages in or with respect to which the Company has devoted material time or resources evaluating, at any time during your employment with the Company and in which you are materially involved or about which you are privy to Confidential Information.

(iii)
“Market Area” shall mean the United States.

(d)
Section 23 of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

23.
Section 409A. Notwithstanding any inconsistent provision of this Agreement, to the extent the Company determines in good faith that (a) one or more of the payments or benefits received or to be received by Executive pursuant to this Agreement in connection with Executive’s termination of employment would constitute deferred compensation subject to the rules of Internal Revenue Code Section 409A (“Section 409A”), and (b) that Executive is a “specified employee” under Section 409A, then only to the extent required to avoid the Executive’s incurrence of any additional tax or interest under Section 409A, such payment or benefit will be delayed until the earlier of Executive’s death or the date which is six (6) months after Executive’s “separation from service” within the meaning of Section 409A. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), the Executive’s right to receive the foregoing payments shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment.  Anything in this Agreement to the contrary notwithstanding, the terms of this Agreement shall be interpreted and applied in a manner consistent with the requirements of Section 409A and the regulations promulgated thereunder so as not to subject the Executive to the payment of any tax penalty or interest which may be imposed by Section 409A of the Code and the Company shall have no right to accelerate or make any payment under this Agreement except to the extent such action would not subject the Executive to the payment of any tax penalty or interest under Section 409A. It is intended that payments made under this Agreement due to the Executive’s termination of employment which are paid on or before the 15th day of the third month following the end of the Executive’s taxable year in which his termination of employment occurs shall be exempt from compliance with Section 409A of the Code pursuant to the exemption for short-term deferrals set forth in Section 1.409A-1(b)(4) of the Regulations (the “Exempt Short-Term Deferral Payments”); and that payments under this Agreement, other than Exempt Short-Term Deferral Payments, that are made on or before the last day of the second taxable year following the taxable year in which the Executive terminates employment in an aggregate amount not exceeding two times the lesser of: (i) the sum of the Executive’s annualized compensation based on his annual rate of pay for the taxable year preceding the taxable year in which he terminates employment (adjusted for any increase during that year that was expected to continue indefinitely if he had not terminated employment); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Executive terminates employment shall be exempt from compliance with Section 409A of the Code pursuant to the exception for payments under a separation pay plan as set forth in Section 1.409A-1(b)(9)(iii) of the Treasury Regulations.  If, under the terms of this Agreement, it is possible for a payment that is subject to Section 409A to be made in two separate taxable years, payment shall be made in the later taxable year.

(e)
Sections 24 and 25 of the Employment Agreement are re-designated as Sections 26 and 27, and the following new Sections 24 and 25 are hereby added to the Employment Agreement:

24.
Section 280G.  Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by you (including any payment or benefit received in connection with a termination of your employment, whether pursuant to the terms of the Employment Agreement, as amended by this Amendment, or any other plan, arrangement or agreement) (all such payments and benefits being hereinafter referred to as the “Total Payments”) would, as a result of the occurrence of a Change in Control of the Company, be subject (in whole or part) to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then Cash Severance shall be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax.

For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (a) no portion of the Total Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting or consulting firm (the “Independent Advisors”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of the Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (b) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

25.
Reimbursement of Attorneys’ Fees. The Company will reimburse you for reasonable attorneys’ fees and costs incurred by you in connection with the negotiation and execution of this Amendment and, if applicable, the Consulting Agreement and/or the Release Agreement, in the aggregate amount not to exceed $10,000. Reimbursements shall be made within ten (10) calendar days following your submission of documentation to the Company evidencing the amount of such attorneys’ fees and costs.

(f)
Section 26 of the Employment Agreement is hereby amended to insert “Sections 6-27” in place of “Sections 6-25”.

2.
Effect of Amendment. .  This Amendment shall only serve to amend and modify the Employment Agreement to the extent specifically provided herein. All terms, conditions, provisions and references of and to the Employment Agreement, which are not specifically modified, amended and/or waived herein, shall remain in full force and effect and shall not be altered by any provisions herein contained. All prior agreements, promises, negotiations and representations, either oral or written, relating to the subject matter of this Amendment that are not expressly set forth in this Amendment are of no force or effect.

3.
Miscellaneous. This Amendment may be executed in one or more counterparts, each of which when executed and delivered shall be deemed to be an original and all counterparts taken together shall constitute one and the same instrument. This Amendment and the Employment Agreement (as amended hereby) constitute the entire understanding of the parties hereto with respect to the subject matter hereof, and any and all prior agreements and understandings between the parties regarding the subject matter hereof, whether written or oral, except for the Employment Agreement (as amended hereby), are superseded by this Amendment. Any provision of this Amendment that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first written above.

SHARPS COMPLIANCE CORP.

By:	/s/ Sharon Gabrielson
Name:	Sharon Gabrielson
Title:	Chair of the Board of Directors

/s/ Pat Mulloy
Pat Mulloy